Exhibit 3.5
ZBB ENERGY CORPORATION
COMPENSATION COMMITTEE CHARTER
I. Purpose
          The Compensation Committee’s (the “Committee”) purpose and role is to discharge the Board of Director’s responsibilities relating to (i) compensation and employment agreements between the Corporation and its executives and employees and consultants, (ii) implement, administer and issue securities pursuant to any incentive stock option plan or other equity based plan of the Corporation in which the Board of Directors has designated oversight to the Committee and, (iii) to brief and advise the Board of Directors on issues relating to changes in compensation strategies.
II. Organization
          The Committee shall consist of three members of the Board of Directors, all of whom shall be familiar with compensation matters and structures for salary compensation of employees, initiative and bonus plans. Each Committee member, shall be a non-management member of the Board of Directors and free of any relationship that, in the opinion of the Board of Directors, would interfere with his or her exercise of independent judgment. No member of the Board of Directors shall serve on the Committee at any time that said Board of Directors member, or his/her affiliate, is receiving any compensation, directly or indirectly, for employment, consulting or other services provided to the Corporation other than as a Board of Directors member. Notwithstanding the foregoing, the Committee may be comprised of non-independent members of the Board of Directors following its initial public offering in the United States, only to the extent permitted under the American Stock Exchange (the “AMEX”) Company Guide and related listing rules, as may be amended from time to time (the “AMEX Listing Rules”). Applicable laws and regulations will be followed in evaluating a member’s independence. The members of the Committee shall be elected annually by the Board of Directors. The majority of Committee members shall appoint the Chairperson of the Committee. The Committee shall be called the “Compensation Committee of the Board of Directors.”
III. Governance and Taking Action
          The Committee shall generally meet at least two times per year. Additional meetings may occur as the Committee, its Chairperson, or the CEO deem advisable. The CEO shall not be permitted to attend meetings of the Committee, however, shall be available to answer questions or provide information to the Committee as requested. The Committee will cause to be kept adequate minutes of all its proceedings, and will regularly report in summary fashion its actions to the next meeting of the Board of Directors. The Board of Directors will be furnished with copies of the minutes of each meeting (edited to exclude specific compensation details relating to employees who are also members of the Board of Directors) and any action taken by consent of the Committee. The Committee is governed by the same rules regarding meetings (including meetings by conference telephone or similar communications equipment), action without meetings, notice, waiver of notice, and quorum and voting requirements as are applicable to the Board of Directors. The Committee is authorized to adopt its own rules of procedure not inconsistent with (i) any provision of this Charter, (ii) any provision of the By-Laws of the Corporation or plans that the Committee is authorized to administer, (iii) the laws of the state of Wisconsin; (iv) the AMEX Listing Rules or other similar listing requirements of the exchange on which the Corporation lists is securities from time to time, or similar agreement in effect to which the Corporation is a party; or, (v) if the Corporation is required to file reports under the Securities and Exchange Act of 1934, as amended (the “Exchange Act”), the Exchange Act and such rules promulgated thereunder so as to be considered an independent committee of the Board of Directors, and of any exchange or securities market on which the securities of the Corporation are listed and approved for trading.
A. All Committee actions shall be deemed authorized if duly approved by a majority of Committee members.
B. The Committee shall have such additional rights, duties, responsibilities, obligations, authority, and limitations, and shall otherwise be governed as more fully set forth in the By-Laws of the Corporation, or as otherwise directed by the Board of Directors, from time to time. The Compensation Committee shall also comply with the Exchange Act and the listing rules of the AMEX as more fully set forth in the AMEX Listing Rules.
C. The Committee will have the resources and authority necessary to discharge its duties and responsibilities, including the authority to retain outside counsel or other experts or consultants, as it deems appropriate. Any communications between the Committee and legal counsel in the course of obtaining legal advice will be considered privileged communications of the Corporation, and the Committee will take all necessary steps to preserve the privileged nature of those communications.
IV. Authority
          The Committee shall be governed in accordance with the following rules and have the authority to meet on behalf of the Board of Directors with respect to the following matters, each to the extent of the authority of the full Board of Directors:

A. The Committee shall have the authority to establish the total compensation of the Executive Officer and other Highly Compensated Personnel (as defined below).
B. The Committee, in cooperation with the CEO, shall establish a cash bonus plan for the employees of the Corporation based on an overall bonus pool, the exact amount of which has been determined by a formula previously approved by the Board of Directors.
C. The Committee shall be responsible for administration and issuance of shares, or grant of options or other securities, under the Corporation’s stock option, incentive, profit sharing or similar plans, and/or all such other plans as may be adopted or amended from time to time by the Board of Directors.
D. The Committee shall have authority to grant and issue as compensation, bonus(es) or incentives, options, shares or other securities, to employees, officers, directors and consultants, as the Committee shall in its sole discretion grant or issue, each with such conditions and with such terms as the Committee shall in its sole discretion approve.
E. The Committee shall also have the full authority to negotiate, enter into, approve, authorize and direct the officers of the Corporation to execute, deliver and perform employment agreements and other consulting or contracting agreements, said agreements being binding obligations of the Corporation as though approved by the full Board of Directors.
F. The Committee shall have full and complete access to all aspects of the Corporation, its personnel and records as necessary.
G. The Committee shall not have the authority to terminate the Chief Executive Officer or the Chief Financial Officer without consent of the Board of Directors.
          All actions taken by meeting or consent of the Committee which relate to compensation as set forth herein, shall be deemed as the actions of the Board of Directors including, but not limited to, all option grants, security issuing as compensation, and negotiation, review and approval of employment agreements, consulting agreements or other similar arrangements. The Committee shall have the power and authority to instruct the proper officers of the Corporation to execute, deliver and perform said agreements. The Committee shall present all minutes, written consents or resolutions approved to the Secretary of the Corporation for review by the Board of Directors and entry into the corporate minute books of the Corporation. All employment or consulting arrangements with terms exceeding one (1) year, or compensation (exclusive of discretionary cash bonuses and commissions) equal to or exceeding one hundred and fifty thousand dollars ($150,000) per annum (“Highly Compensated Personnel”) shall be ratified by the Committee before becoming valid and binding.